The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

February 22, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Joshua Katz, Corey Rose, Alice Pellegrino and me on February 12, 2019 with respect to the Registrant’s Post-Effective Amendment No. 159, filed on December 20, 2018, relating to The Hartford Balanced Fund, The Hartford Checks and Balances Fund, and Hartford Small Cap Value Fund (each a “Fund” and collectively, the “Funds”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example and performance chart for each Fund.

Response:	The completed Annual Fund Operating Expenses tables, Expense Examples and performance charts for each Fund are included in Appendix I attached hereto.

2.	Comment:	The Principal Investment Strategy section of the Hartford Small Cap Value Fund’s Prospectus indicates that the Fund may invest in the securities of foreign issuers. Please consider whether it would be appropriate to include a reference to investing in emerging market securities in the Principal Investment Strategy section of the Prospectus and to add “Emerging Markets Risk” to the Principal Risks section of the Prospectus.

Response:	Hartford Small Cap Value Fund intends to invest in emerging market securities as part of its additional strategy. The Registrant will add disclosure to the “Additional Information Regarding Investment Strategies and Risks” section of the statutory prospectus to indicate that the Fund may also opportunistically invest in companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets. The Registrant will include “Emerging Markets Risk” as an additional risk of the Fund.

3.	Comment:	Hartford Small Cap Value Fund’s prospectus discloses the consequences of having a high portfolio turnover. Please confirm whether the Hartford Small Cap Value Fund intends to engage in active and frequent trading of portfolio securities as part of its principal strategy.

Response:	The Registrant confirms that the Hartford Small Cap Value Fund does not intend to engage in active and frequent trading as part of its principal strategy.

4.	Comment:	The Hartford Balanced Fund’s Annual Fund Operating Expenses table contains a footnote stating that its fees have been restated. Please confirm whether fees are going up or down as a result of this restatement.

Response:	Management fees are being restated to reflect a lower contractual management fee rate that became effective on March 1, 2018. In addition, the other expenses for Class Y will be restated to reflect estimated amounts in connection with the new transfer agency fee that will become effective May 1, 2019. The new transfer agency fee is expected to be higher than the transfer agency fee applicable to Class Y during the Fund’s fiscal year ended October 31, 2018.

5.	Comment:	The principal investment strategy for The Hartford Balanced Fund discloses that the fixed income portion of the Fund may invest in non-agency commercial and residential mortgage-backed securities. Please explain (1) how the Fund classifies the liquidity of those investments, (2) whether the Fund considers any of those investments to be illiquid for purposes of the Investment Company Act of 1940, as amended (“1940 Act”), and (3) how the Fund plans to comply with Rule 22e-4 of the 1940 Act.

Response:	The Fund generally believes that these investments are liquid, but will monitor those assets for liquidity purposes. The Fund presently classifies whether a non-agency commercial or residential mortgage-backed security held by the Fund is liquid or illiquid for purposes of complying with its policy to limit investments in illiquid securities to no more than 15% of the Fund’s net assets by determining whether the security may be sold (or otherwise disposed of) within seven (7) calendar days in current market conditions without the sale significantly changing the market value of the investment, as determined by the Fund.

In accordance with Rule 22e-4 and SEC Release No. IC-33010, the Board of Directors of the Registrant has appointed Hartford Funds Management Company, LLC, the Fund’s investment manager, as the Liquidity Risk Management Program Administrator, which has implemented on behalf of the Registrant’s series (including the Fund) a liquidity risk management program to assess, manage and periodically review the Fund’s (and the Registrant’s other series’) liquidity risk.  The Board will formally consider approval of the Registrant’s Liquidity Risk Management Program at its next regular quarterly meeting, scheduled for May 2019.  The Liquidity Risk Management Program, as presented to the Board for its consideration and approval, will include the components (including liquidity classifications) required under Rule 22e-4 that were not otherwise delayed  pursuant to SEC Release No. IC-33010.

6.	Comment:	With respect to The Hartford Checks and Balances Fund, please disclose the market cap range of the equity securities in which the underlying equity funds may invest and the credit quality of the securities in which the underlying fixed income fund may invest.

Response:	The Registrant will update the principal investment strategy of The Hartford Checks and Balances Fund consistent with this comment.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc:	Corey Rose

Joshua Katz

Alice Pellegrino

Appendix I

The Hartford Balanced Fund

The Hartford Checks and Balances Fund

Hartford Small Cap Value Fund